Barry J. Miller

Attorney at Law

13321 Ludlow Street

Huntington Woods, MI 48070

Phone +1 248 2328039

bjmiller@panalaw.net

VIA ELECTRONIC EDGAR FILING

April 1, 2015

Anne Nguyen Parker, Esq. Assistant Branch Chief

Securities and Exchange Commission 100 F. Street, N.E.

Washington, D.C. 0549

Re: EV Charging USA, Inc.

Amendment No. 2 to Registration Statement on Form S1 File No. 333201696

Dear Ms. Parker:

EV Charging USA, Inc. (the “Registrant”) has electronically filed Amendment No. 1 to the referenced Registration Statement on Form S1. This amendment is tagged to indicate the changes made from the prior filing. Below are responses to your comments set forth in your letter dated March 13, 2015, addressed to Brian C. Howe, President of the Registrant, which are numbered in the same manner as your comments.

We note preliminarily that in light of events that have transpired since the filing of the previous amendment to the registration statement (see our response to Comment 1) and the correction of the amount of financing required to complete the plan of operations, we have amended the Cover Page, the Description of Business and the Plan of Operations. With respect to the latter, the revenues expected to be generated from the completion of the Plan of Operations ($4.7 million) were conflated with the amount necessary to complete the Plan of Operations ($120,000) and, as a result, we have amended accordingly throughout the Registration Statement.

Prospectus Cover Page

1.	We note your response to our prior comment 5 and reissue it. It appears that the commencement of your current plan of operation is dependent upon raising $350,000, and yet you have not taken any concrete and credible steps to raise such funds. Accordingly, we note that you have minimal assets (consisting solely of cash), no revenues to date and appear to have no or nominal operations (with no concrete plans to raise any funds to commence operations). Please revise the prospectus throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Please be advised that the definition of a shell company as set forth in Rule 12b2 of the Exchange Act is distinct from the definition of a blank check company as set forth in Rule 419 of the Securities Act.

Response:

We believe that the Registrant is not a shell company in light of events that have transpired since the previous amendment was filed and continue to believe that it is not a shell company as a matter of Commission doctrine.
Events since the Previous Amendment

Since the filing of the last amendment –
•	The Company has entered into an agreement with Aeroenvironment, Inc. under which it can purchase charging stations which the Company will resell, install and service, and is negotiating a line of credit with Aeroenvironment which is expected to be $15,000. The agreement is annexed to the amendment as an exhibit.

•	The Company has entered into an agreement with Chargepoint, Inc. under which it will receive referral fees when the Company refers orders for charging stations to Chargepoint. It is very likely that the Company will install and service most, if not all, of these stations. The Company has made a referral to Chargepoint and has contracted for the installation of the related charging station and expects to receive the associated revenues during the quarter ending June 30, 2015. Given the nature of the referral arrangement, the Company can earn revenues from the installation of charging stations without having to purchase them. The agreement exists in the form of a signed copy, with various editorial markings and is being revised to a clean document that will be filed by amendment to the Registration Statement.
•	The Company has applied for a loan or a line of credit from the bank at which Mr. Howe and companies with which he is associated have borrowed for several years. The bank has not made a decision, but Mr. Howe believes that funding in some amount will be forthcoming.
•	It has become obvious that the $350,000 stated to be necessary to commence the Plan of Operations and the $4.7 million necessary to complete it were grossly overstated, partially in error and partially because the referral arrangement with Chargepoint will reduce cash requirements. The Plan of Operations has already commenced, and with earnings, customer deposits and modest loans or lines of credit, can be completed with an additional $120,000.
In light of these events, we believe that the Company has commenced its plan of operations and has taken concrete and credible steps to raising funds.

Commission Doctrine

We continue to believe that the correct analysis of whether the Registrant is a shell begins and ends with Footnote 172 to Securities Act Release No. 338869 (2007), which was promulgated by the Commission itself. That footnote stated unequivocally that the Commission never intended that the definition of “shell company” to include “a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or nonreporting shell company, as [the Commission believes] that such a company does not meet the condition of having ‘no or nominal operations.’” We also believe that although the WormWulff Letters relate in their terms to blank check companies, rather than shell companies, the statement therein that “A blank check company is a development stage company that has no specific business plan or purpose” is apposite, both because it comports with the concept expressed in Footnote 172 and because, at the time when the WormWulff Letters were exchanged, the Staff did not draw as sharp a distinction between shell companies and blank check companies as it has more recently – or perhaps any distinction at all. The writer recalls more than one conversation with the Staff prior to and even shortly after Securities Act Release No. 338869, in which he was challenged to distinguish between shell companies and blank check companies and in that light, believes that at that time, the Staff regarded as equally true the statements that “A shell company is a development stage company that has no specific business plan or purpose” and “A blank check company is a development stage company that has no specific business plan or purpose.”

The difference between a shell company and a startup company of the kind contemplated by Footnote 172 is the existence of a plan of operations, which (although Footnote 172 does not so state) the registrant should intend to and be capable of executing, and which can be carried through to completion, even though there are risks that it may not be. Those risks should be disclosed. By way of explanation –
•	With respect to intent and capability, it is not enough to insert a plan into a registration statement in order to facilitate the registration process, as has sometimes occurred. In addition to a plan, the reader of a prospectus should be able to discern a person who intends to and is capable of carrying it forward. The president of the Registrant, Brian Howe, is such a person. Thirteen years ago, he established an electrical contracting company with minimal cash and assets and, contract by contract, has built it into a successful enterprise whose clients have entrusted it with contracts of significant size. He has received technical schooling and has taught his subject. The business that the Registrant is conducting is a natural adjunct to the business that Mr. Howe is now conducting and he has devoted a substantial amount of effort and his own money to further the business of the Registrant. There should be no doubt as to his intention or capacity to continue doing so.

•	The plan can be carried through to completion. The plan has realistic goals, Mr. Howe is devoting time and effort to it and there is a reasonable prospect of funding, either in loans of some size or through revenues received as each charging system is installed. Many of the elements of the plan are attainable in the Company’s present posture and, while no assurance can be given that the plan will be completed in full, it is reasonably possible that it will be.

•	We believe that the risks that the plan may not be completed in full are copiously disclosed, together with the other risks to which the Registrant is subject.

Conclusion

Based upon the foregoing, we believe that the Registrant a development stage company with more than minimal operations that is on the verge of generating revenues and is not a “shell company.”

We apologize for the long discussion on this comment, but we believe that it is not in the interest of investors for the Registrant to state that it is a shell company when it is not. We have attempted to describe registrant as it is: a very speculative and risky startup company in the early stage of its development, with a plan of operations that it has begun to execute and incipient revenues. We acknowledge that the Registrant’s status may not have been as clear when the previous amendment was filed.

Overview, page 1

2.	We note your response to our prior comment 9 and reissue in part. Please revise this Prospectus Summary, Overview section to accurately describe your current company. Please clarify in this section that you have not provided any electric vehicle charging services to date and have not installed any charging stations to date. In the first paragraph where you discuss your “business of providing electric vehicle (“EV”) charging services and charging stations” and “[y]our products and services,” please clarify that this is your prospective business and these are prospective products and services. Similarly, in your Form 10Q for the quarter ended December 31, 2014, where you state that “We sell and service electrical vehicle charging stations. We are initially providing these products and services in the metropolitan Chicago area...”, please clarify that you did not sell or service any electrical vehicle charging stations during the reported quarter and are currently not selling or servicing any EV charging stations.
Response:
We have complied with this comment insofar as it relates to the year ended June 30, 2014, and the 6month period ended December 31, 2014. During the quarter ending March 31, 2015, after we filed Amendment No. 1 to the Registration Statement, we entered into the Chargepoint contract, under which we will receive revenue from a referral fee in relation to the sale of a charging station and a contract with the purchaser of a charging station for its installation and we have noted these facts in the overview and in the discussion of our business and we have so indicated in the Overview and elsewhere.
3.	Please refer to the ninth paragraph. We note your disclosure that you anticipate a monthly burn rate of $1,500 per month until financing is received. We also note your disclosure in the first full risk factor on page 17 that you anticipate50,000 of public company reporting expenses annually. Please reconcile or advise.

Response:

We have revised to indicate that these expenses will be $20,000. Almost all of them will arise in connection with our annual audit and the preparation of our annual report on Form 10K and will be incurred in September 2015. We have augmented paragraph nine to indicate that without additional financing or revenue, we may not be able to meet these expenses.
4.	Please refer to the ninth paragraph. We note your disclosure that you need to raise $4,637,500 in order to complete your plan of operations and at least $350,000 to commence your plan of operations. Please revise to briefly clarify the types of activities you will be able to conduct if you raise less than $350,000 and the types of activities that you will be able to conduct if you raise between $350,000 and $4,637,500.
Response:

We believe that we have addressed this comment elsewhere in this letter and in the amended Registration Statement.

Risk Factors, page 6

The Company will incur substantial costs as a result of being a public company, page 17

5.	Please delete the last sentence of this risk factor as you do not qualify as an “emerging growth company.”

Response:

We have complied with this comment.

Description of Securities, page 21

Authorized Capital Stock, page 21

6.	The disclosure in this section appears dated given the most recent amendment to your articles of incorporation and the conversion of your Series D preferred stock into shares of common stock. Please revise as applicable.
Response:

We have complied with this comment.

Description of Business, page 23

7.	We note that you have entered into a contact with Aeroenvironment, Inc. for the purchase of EV charging stations. Please file as a material contract.
Response:
We have complied with this comment.

Exhibit 3.6

8.	We note that Exhibit 3.6 has not been filed as indicated. Please file.
Response:

We have complied with this comment.

We are not asking for acceleration at this time.

Sincerely yours,

/s/ Barry J. Miller